FORM 6-K


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of August, 2002

                    A/S STEAMSHIP COMPANY TORM
         (Translation of registrant's name into English)

                           Marina Park
                         Sundkrogsgade 10
                       DK-2100 Copenhagen 0
                             Denmark
             (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X     Form 40-F


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes __    No   X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibits 1.1-1.5 are copies of Statements issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange regarding TORM's tender offer to the shareholders of Dampskibsselskabet Norden A/S (additional). This offer, which was not open to United States persons, has now expired.


     TORM'S TENDER OFFER FOR DAMPSKIBSSELSKABET NORDEN A/S WAS
NOT OPEN FOR UNITED STATES PERSONS. TENDER OFFER DOCUMENTS ARE
NOT BEING MADE AVAILABLE TO UNITED STATES PERSONS

Exhibit 1.1
-----------

Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K




25th July 2002 Statement No. 23 - 2002
               Contact Person: Klaus Kjxrulff, CEO (Phone +45 39179200) Contact Person: N. E. Nielsen, Chairman of the Board (Phone +45 72270000)





Aktieselskabet Dampskibsselskabet TORM's tender offer to the shareholders of Dampskibsselskabet Norden A/S

On 14 July 2002 Norden announced that the company was readjusting its expectations to the result before tax and minority interests for the year 2002 from the previously published figure of DKK 80-90 million to DKK 50 million i.e. a reduction of more than 40%.

In the period from TORM's presentation of its tender offer to 24
July 2002, the Danish stock market (the KFX Index) has dropped by approx. 18% and the US market (SP 500) has dropped by approx.
13(degree)io.

On this basis, TORM's advisers sent a confidential letter to the chairman of the board of directors of Norden on 24 July 2002, which confirmed a meeting between the chairmen of the companies prior to the expiry of the offer period. TORM wished a discussion with Norden as to whether the offer was to be amended by virtue of the material negative changes in the conditions pertaining to the tender offer or whether the board of directors of Norden could demonstrate circumstances, which could justify the maintenance of the tender offer at a price of DKK 360 per share of DKK 20 or a change thereof.

TORM still wishes the discussions to be conducted prior to the expiry of the offer period, which is why TORM regrets
Norden's stock exchange announcement no. 11.

TORM's tender offer still expires on 29 July 2002 at 19.00(Danish time).

Yours sincerely
A/S Dampskibsselskabet TORM
N.E. Nielsen
Chairman

Exhibit 1.2
-----------

Kobenhavns Fondsbars
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K



 25th July 2002 Statement No. 24 - 2002
                Contact Person: Klaus Kjxrulff, CEO (Phone +45 39179200) Contact Person: N. E. Nielsen, Chairman of the Board (Phone +45
 72270000)


Aktieselskabet Dampskibsselskabet TOR11I's tender offer to the shareholders of Dampskibsselskabet Norden A/S

 Due to enquiries from the public TORM shall make clear, in accordance with the conditions for tender offers at The Copenhagen Stock Exchange, the conditions in the tender offer to Norden's shareholders dated 1 s' July 2002 including the price of DKK 360 per share of DKK 20 nominal value is unchanged, and the tender offer will expire no earlier than 29'b July 2002 at 19:00 hrs. (Danish time).


 Yours faithfully,
 A/S Dampskibsselskabet TORM


N.E. Nielsen
Chairman

Exhibit 1.3
-----------

Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K

                                      A/S Dampskibsselskaoet TORM
                                                      Marina Park
                                                  Sundkrogsgade10
                                             DK-2100 Copenhagen 0
                                                          Denmark
                                                 Tel* Fax: Telex:
                                                  +45 39 17 92 00
                                                  +45 39 17 93 93
                                                    22315 TORM DK
                                           E-mail: mailC- torm.dk
                                             Website: www.torm.dk
                                                Comtext: A43DKI52
                                           VAT/CVR. No. 2246 0218


29th July 2002  Statement No. 25 - 2002
                Contact Person: N. E. Nielsen, Chairman of the Board
                   (Phone +45 72270000)
                Contact Person: Klaus Kjaerulff, CEO (Phone +45 39179200)

On lst July 2002 A/S Dampskibsselskabet TORM submitted an offer to the shareholders of Dampskibsselskabet Norden A/S to purchase shares at DKK 360 per share during the offer period until 29th
July 2002. 19:00 hrs.

This represented a premium of 25 percent above the closing price of DKK 290 of Norden's share on 301h June 2002.

Acceptances will be honoured, but the share purchase offer will on expiry not be extended or increased-

Yours faithfully,
A/S Dampskibsselskabet TORM

N. E. Nielsen
Chairman

Exhibit 1.4                                                         T O R M
         ------------------------------------------------------------
Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)                      A/S Dampskibsselskabet TORM
Nlkolaj Plads 6                                      Marina Park
                                                     Sundkrogsgade70
1 067 Copenhagen K                                   DK-2100 Copenhagen 0
                                                     Denmark
                                                     Tel:   445 39 77 92 00
                                                     Fax:   +45 39 77 93 93
                                                     Telex: 22315 TORM DK
                                                     E-mail:mailC)torm-dk
                                                     Website:www.torm.dk
                                                     Comtext:A43DK152
                                                     VATJCVR. No. 2246 0218

 30th July 2002 Statement No. 26 - 2002
                Contact Person: N. E. Nielsen, Chairman of the Board
                   (Phone +45 72270000)
                Contact Person: Klaus Kjaerulff, CEO (Phone +45 39179200)


 On 1st July 2002 A/S Dampskibsselskabet TORM submitted an offer to the shareholders of Dampskibsselskabet Norden A/S (Norden) to purchase shares at DKK 360 per share during the offer period until 19:00 hrs. 29th July 2002

 Upon expiry of the offer A/S Dampskibsselskabet TORM has purchased 706,238 shares including acceptances received which equals to 32,36% of the sharecapital of Norden after deduction of the shares which Norden itself owns (10%).

 Conditions of the tender offer is hereby withdrawn and acceptances received will be honoured in accordance with the conditions of the tender offer.


 Yours faithfully,
 AIS Dampskibsselskabet TORM


 Klaus Kjaerulff
 Chief Executive Officer

Exhibit 1.5
-----------

Kobenhavns Fondsbgrs
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K


30th July 2002  Statement No. 27 - 2002
                Contact Person: NT. E. Nielsen, Chairman of the Board
                    (Phone +45 72270000)
                Contact Person- Klaus Kjaerulff, CEO (Phone +45 39179200)


 As of 30 July 2002 AIS Dampslu-bsselskabet TORM owns a total of
 706,238 shares in Dampslu-bsselskabet Nordcn
 A/S including acceptances received-

 A/S Dampskibsselskabct TORM thus owns in total 32,36% of the sharecapital of Norden after deduction of the shares which DampskibsselskabetNorden AIS itself owns (10%).

 Yours faithfully,

 A/S Dampskibsselskabet TORM


 Klaus Kjaerulff
 Chief Executive Officer
 Copy: Datnpskibssclskabet Norden A/S
 Chairman of the Board Mogens Hugo Jorgensen

                            SIGNATURES

            Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    A/S STEAMSHIP COMPANY TORM
                           (registrant)



Dated:  August 6, 2002                   By:  /s/ Klaus Nyborg
                                          -------------------------------------
                                          Klaus Nyborg
                                          Chief Financial Officer


03810.0001 #341627